NO ACT

PE
2-11-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000769

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-04-2013

Re: General Electric Company
Incoming letter dated February 11, 2013

Dear Mr. Mueller:

This is in response to your letter dated February 11, 2013 concerning the shareholder proposal submitted to GE by AFSCME Employees Pension Plan; the Missionary Oblates of Mary Immaculate; the Congregation of the Sisters of Charity of the Incarnate Word; the Congregation of Divine Providence, Inc.; the Benedictine Sisters of Mount St. Scholastica; and the Benedictine Sisters of Virginia. We also have received a letter from the proponents dated February 19, 2013. On January 23, 2013, we issued our response expressing our informal view that GE could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. In addition, we are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). In this regard, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Charles Jurgonis
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036-5687


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

February 19, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan and co-filers; request by General Electric Company for reconsideration of no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan and co-filers Missionary Oblates of Mary Immaculate, the Congregation of the Sisters of Charity of the Incarnate Word, the Congregation of Divine Providence, the Benedictine Sisters of Mount St. Scholastica and the Benedictine Sisters of Virginia (together, the "Proponents"), submitted to General Electric Company ("GE") a shareholder proposal (the "Proposal") asking GE's Board to adopt a policy (the "Policy") that the Chair of the Board should be an independent director, unless no independent director is available and willing to serve as Chair.

In a letter dated December 18, 2012 (the "No-Action Request"), GE stated that it intended to omit the Proposal from its proxy materials being prepared for the 2013 annual meeting of shareholders in reliance on Rule 14a-8(i)(6), as beyond the power or authority of GE to implement. GE contended that the Proposal was excludable because it did not contain specific language excusing compliance in the event a previously independent chair loses his or her independence. The Proponents countered that language in the Proposal stating that compliance with the Policy would be excused if "no independent director is available and willing to serve as chair" provided sufficient flexibility to deal with circumstances that might make absolute adherence to the Policy unworkable.

In a determination dated January 23, 2013, the Staff declined to grant the relief requested by GE. GE now asks the Staff to reconsider that decision. In a letter

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

dated February 11, 2013 (the "Reconsideration Request"), GE rehashes some of the arguments it previously made in the No-Action Request, and adds a new basis—Rule 14a-8(i)(3)—on which it now urges that the Proposal may be excluded. Nothing in the Reconsideration Request satisfies GE's burden of proving it is entitled to exclude the Proposal on either ground, and we respectfully ask that GE's request for reconsideration be denied.

Central to GE's claim that the Proposal is beyond the company's power to implement is its contention that a proposal seeking an independent chair policy must specifically address what happens if a previously independent chair loses his or her independence. Contrary to GE's descriptions, neither Staff Legal Bulletin 14C nor the determinations cited by the Company in the Reconsideration Request are so rigid.

Staff Legal Bulletin 14C states that the Staff's analysis of whether independence-related proposals are excludable as beyond the company's power to implement "focuses primarily on whether the proposal requires continued independence at all times." This emphasis reflects the fact that a number of the independent chair proposals that the Staff had allowed companies to exclude on (i)(6) grounds had not recognized any exception to the independence policy. This problem was illustrated in SLB 14C by the determination in Allied Waste Industries, Inc. (Mar. 21, 2005), where the proposal just asked for an independent chair policy without any language providing flexibility.

The two other determinations discussed in SLB 14C do not support GE's characterization of the Staff's approach. In Merck & Co., Inc. (Dec. 29, 2004), the proposal simply stated that the chair should be independent "whenever possible." This vague proviso does not state how a loss of independence by a previously-independent chair should be handled. Similarly, the proposal submitted to The Walt Disney Co. (Nov. 24, 2004), asked for a policy that the chair "will always be an independent member of the Board of Directors, except in rare and explicitly spelled out, extraordinary circumstances." It is not clear whether "extraordinary circumstances" would encompass a situation in which an independent chair lost her independence and what steps the board would need to take if it did.

Time Warner Inc. (Mar. 23, 2010), also relied on by GE, is inapposite here. The proposal submitted to Time Warner asked the company to adopt a policy, and amend the bylaws as necessary, only to "require the Chair of the Board of Directors to be an independent member of the Board." Nowhere did the proposal recognize that compliance might need to be excused under some circumstances. That is not the case here.

Finally, GE points to an alleged inconsistency between the language of the Proposal and the Proponents' "interpretation" of the Proposal and contends that the purported disparity supports exclusion of the Proposal as materially false or misleading. We disagree that our response to the No-Action Request revealed an interpretation of the Proposal at variance from its language. Rather, our response merely explained that the Proposal's language excusing compliance was intended to provide flexibility in a variety of circumstances, and that it could be read to apply to a situation where a previously independent chair loses his independence, although it did not specifically address that scenario.

In any event, the authority GE cites for the dubious proposition that a proponent's subjective view of a proposal's meaning is relevant to the proposal's excludability on (i)(3) grounds is not compelling. GE points to SunTrust Banks, Inc. (Dec. 31, 2008), in which the company asked the Staff to concur that it could exclude on vagueness grounds a proposal that urged the adoption of certain compensation reforms if the company participated in the Troubled Asset Relief Program (TARP). The company's specific objection was that the proposal had no duration limitation; accordingly, it was not clear if the reforms were to stay in effect permanently, or if they were tied to participation on the TARP program. The proponent explained that it intended that the reforms would stay in effect only as long as the company participated in TARP, acknowledging that no such duration limit appeared in the proposal.

The Staff allowed SunTrust to omit the proposal on vagueness grounds. In its explanation, the Staff stated "we note the proponent's statement that the 'intent of the [p]roposal is that the executive compensation reforms urged in the [p]roposal remain in effect so long as the company participates in the TARP.' By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms."

GE seizes on the Staff's reasoning, arguing that the SunTrust outcome rested on the disparity between the proponents' view of the proposal and the language of the proposal itself: "Because the proponent's response to the company's no-action request argued for an interpretation contrary to the proposal's apparent meaning, the proposal was deemed excludable as vague and indefinite." (Reconsideration Request, at 6-7) But there was no need for the Staff to base its decision on this apparent conflict—the absence of duration limiting language in the proposal was, standing alone, sufficient to justify exclusion (as SunTrust argued in its request for relief). The Staff may have "noted" the proponent's assertion regarding durational limits in the determination not because the proponent's interpretation supplied the rationale for exclusion, but in order to contrast the proponents' subjective belief with the actual language of the proposal, which must control.

Likewise, the other two determinations cited by GE provide no support for its novel approach. In The Ryland Group, Inc. (Feb. 7, 2008), the proponent submitted a proposal asking that shareholders be given the opportunity to vote on the executive compensation policies in the Compensation Discussion and Analysis as well as the Compensation Committee Report. Ryland invoked Rule 14a-8(i)(3), urging that the proposal was excessively vague because it was not clear what actions should be taken by the board in response to the vote and because the Compensation Committee Report had been changed so that it did not contain information on compensation policies or decisions. The Staff allowed exclusion, without providing any reasoning;

thus, it is purely conjecture on GE's part to assert that exclusion was based on the fact that the proponent stated in its response that the proposal would provide feedback on the adequacy of the company's disclosures. Ryland's request made numerous arguments regarding vagueness that did not depend on a conflict between the proponent's view of the proposal and the proposal's language, and the company never pointed out the alleged disparity in correspondence with the Staff.

Shareholders voting on the Proposal will be able to understand easily, from the clear language of the Proposal, what GE's board is being urged to do: adopt a policy that the chair of the board will be an independent director, subject to excusal if an independent director is not available or willing to serve as chair. GE's board could, in implementing the Proposal, specify in detail what processes would be used to address various circumstances in which compliance with the Policy might need to be excused. Such elaborations, which allow a policy to be tailored in a way that best fits the company, are to be expected when a non-binding shareholder proposal is implemented. Accordingly, we respectfully request that the Division deny GE's request for reconsideration.

We appreciate the opportunity to be of assistance in this matter. If you have any questions, or need additional information, please do not hesitate to contact me.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569

Client: 32016-00092

February 11, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Request for Reconsideration
Shareowner Proposal of AFSCME Employees Pension Plan et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 18, 2012, we submitted a letter (the "Initial Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intended to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan and a number of additional proponents (the "Proponent"). The Initial Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacked the power or authority to implement the Proposal.

On January 17, 2013, the Proponent submitted a letter to the Staff responding to the Initial Request (the "Response Letter"). On January 23, 2013, the Staff issued a response (the "Initial Response") to the Initial Request stating that it was unable to concur in our view that the Company may exclude the Proposal under Rule 14a-8(i)(6).

While we acknowledge the Staff's decision, we are submitting this request for reconsideration because we believe that the Initial Response does not take into account the specific language of the Proposal and represents a departure from the Staff's interpretive guidance and precedent interpreting Rule 14a-8(i)(6). In addition, we also request reconsideration of the Initial Response because the Proponent's description in the Response Letter of the Proposal varies in significant respects from the terms of the Proposal itself. Accordingly, we believe that the Proposal is also excludable under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

The Proposal requests that the Board "adopt a policy, and amend the [Company's] bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board." The Proposal states, "Compliance with this policy is waived if no independent director is available and willing to serve as Chair." For purposes of assessing whether the Proposal properly is excluded under Rule 14a-8(i)(6), the issue is whether the foregoing sentence constitutes "language permitting the company to cure a director's loss of independence." Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). This language has never previously been found by the Staff to be adequate cure language and, for the reasons addressed below, we believe this language is not adequate. Therefore, we continue to be of the view that the Proposal may be excluded under Rule 14a-8(i)(6) because the Proposal does not provide the Board with an opportunity or mechanism to cure (as stated in SLB 14C) the "automatic violation of the standard in the proposal" that would occur if a previously independent Chairman loses his or her independence.

In SLB 14C, the Division recognized the distinction between a proposal that addresses the election or appointment of a director who is independent and a proposal that requires a director to maintain his or her independence.[1] The Division stated:

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[1] "In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times."

SLB 14C documented the Staff's change in its position regarding whether a company could ensure that independent directors would be elected to its board, in light of the adoption of Exchange Act Section 10A(m) and Exchange Act Rule 10A-3. In prior years, the Staff had concurred with the exclusion of proposals that required a company to ensure that independent directors be elected to its board. *See, e.g., Wachovia Corp.* (avail. Feb. 24, 2004), in which the Staff stated, "The proposal recommends that the Board of Directors amend the bylaws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board. There appears to be some basis for your view that Wachovia may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our

> As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal. In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6). (Emphasis added.)

The cure provision in the Proposal does not provide a remedy when a director who serves as chairman ceases to maintain his or her independence. Instead, it addresses only the situation where the Company may not have an independent director who is available to serve as chairman or may not be able to identify a replacement when an independent chairman ceases to qualify as independent. As such, it does not provide a cure to the "automatic violation" that would result if a director serving as chairman ceased to qualify as independent; it only provides a cure in the narrow situation when no other independent director is available and willing to serve as chair. In other words, if a director serving as chairman ceases to qualify as independent, the Company would be in automatic violation of the standard required under the Proposal, regardless of whether or not there is another director that is available and willing to serve as chair. The cure provision in the Proposal does not address this situation.

Other shareowner proponents have recognized the distinction between a cure provision addressing the inability to ensure that a director will maintain his or her independence and a cure provision addressing the unavailability of an independent director. For example, the proposals considered in *Moody's Corp.* (avail. Feb. 26, 2009) and *The McGraw-Hill Companies, Inc.* (avail. Feb. 20, 2009) each contained two different cure provisions to address these different circumstances, stating that "The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman."[2] *See also Medtronic,*

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view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board" (emphasis added).

[2] Because the cure provisions in these proposals did address the automatic violation of the standard required under the proposal that would have occurred if a chairman ceased to qualify as independent, this aspect of the foregoing proposals was not challenged.

Inc. (avail. May 13, 2010) (proposal, which was ultimately withdrawn, requested a policy prohibiting any current chief executive officers of public companies from serving on the company's board compensation committee and stated that the requested policy "should also specify (a) how to select a new member of the committee if a current member becomes a CEO during the time between annual meetings of shareholders and; (b) that compliance with the policy is excused if no director, who is not a CEO or a former CEO, is available and willing to serve as a member of the committee"). In other cases where the Staff has concurred that a proposal contains adequate cure language to address the automatic violation that would occur if a chairman ceased to qualify as independent, the language has been drafted broadly enough to cover both situations. *See, e.g., Parker-Hannifin Corp.* (avail. Aug. 31, 2009) (Staff denied no-action relief with respect to a proposal calling for an independent chairman of the board where the proposal specified that, in the event a chairman of the board who was independent at the time he or she was selected is no longer independent, the board shall select a new chairman who satisfies the requirements of the proposal within 60 days); *Allegheny Energy, Inc.* (avail. Feb. 7, 2006) (Staff denied no-action relief with respect to a proposal calling for an independent chairman of the board where the proposal stated that "[t]his proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted"); *Burlington Northern Santa Fe Corp.* (avail. Jan. 30, 2006) (same); *Newmont Mining Corp.* (avail. Jan. 13, 2006) (same); *General Electric Co.* (avail. Jan. 10, 2006) (same); *Merck & Co., Inc.* (avail. Dec. 29, 2004) (proposal requesting a policy of separating the roles of chairman and chief executive officer, "whenever possible," so that an independent director serve as chairman); *The Walt Disney Co.* (avail. Nov. 24, 2004) (proposal requesting a policy that the chairman always be an independent director, "except in rare and explicitly spelled out, extraordinary circumstances").

In contrast to the foregoing precedent, to our knowledge after extensive research, there is no precedent in which the Staff has ever concurred that the language in the Proposal provides an adequate cure for the "automatic violation of the standard in the proposal" that would occur if a previously independent Chairman ceases to qualify as independent.

Finally, it is important to note that the Proponent does not argue that the Proposal has cure language covering the situation in which a previously independent Chairman ceases to qualify as independent. The Response Letter confirms that the language in the Proposal only provides a cure if an independent director is not available to serve as chairman.[3] The

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[3] The Response Letter states at page 2, "The Proposal thus recognizes the need for flexibility and would provide for waiver of the Policy, allowing Chairs to serve who are

Response Letter then asserts that this cure provision could be applied in other contexts; that the Proposal only "would affirm the general principle favoring an independent Chair" and that the "'opportunity or mechanism' included in the Proposal is waiver of the Policy." However, there is nothing in the Proposal or the supporting statement that would suggest to a shareowner that waiver of the policy requested in the Proposal is permissible in circumstances other than those specifically stated in the Proposal. The Staff has on a number of occasions rejected similar arguments that a waiver provision should be implied to exist in a proposal. For example, in *Time Warner Inc.* (avail. Mar. 23, 2010), the Staff concurred that the proposal did not provide an adequate cure when the proponent argued that it intended, and was implicit in the proposal, that the policy crafted by the board would address opportunities and mechanisms for cure and other circumstances where compliance with the policy is not possible. Notably, the proponent's counsel in *Time Warner Inc.*, in a letter dated February 2, 2010, also made the same argument as the Proponent's argument in the Response Letter, that "The requirement that the Chair be an independent director does not require that the Chair retain his or her independence at all times. It merely requires that, if the incumbent Chair ceases to be independent, the Board of Directors elect a new Chair who is independent." The Staff did not accept either of these explanations, and concurred that the proposal in *Time Warner Inc.* could be excluded under Rule 14a-8(i)(6). *See also Clear Channel Communications, Inc.* (avail. Mar. 9, 2005) (Staff concurred that the proposal did not provide an adequate cure when the proponent argued that a cure provision in the relevant board charter would address the issue).

For the reasons addressed in the Initial Request and above, the Proposal is comparable to the proposals where the Staff has concurred that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." *See, e.g., Time Warner Inc.* (avail. Jan. 26, 2010, *recon. denied* Mar. 23, 2010). Accordingly, we continue to believe, consistent with the Staff's guidance in SLB 14C and the no-action letters cited in the Initial Request and above, that the Proposal is beyond the power of the Board to implement and is excludable under Rule 14a-8(i)(6).

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not independent, <u>based on the unavailability of an independent director</u>" (emphasis added).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

The Proponent's interpretation in the Response Letter of the intention that the Proposal is only to "affirm the general principle favoring an independent Chair" and that the waiver provision in the Proposal can be applied in circumstances not specifically identified in the Proposal is not evident from the terms of the Proposal or its supporting statement, and accordingly, we believe that the Proposal is also excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has concurred with the exclusion of shareowner proposals under Rule 14a-8(i)(3) where a proponent, as the Proponent has done in the Response Letter, responded to a no-action request by arguing that its proposal should be interpreted in a way contrary to its apparent meaning, thereby demonstrating that neither shareowners voting on the proposal, nor the Company, are able to determine with any reasonable certainty exactly what measures the proposal requires. In *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) the Staff concurred with the exclusion of a shareowner proposal requesting that the company institute reforms to its executive compensation program if the company chose to participate in the Troubled Asset Relief Program ("TARP"). In permitting exclusion under Rule 14a-8(i)(3), the Staff stated:

> In arriving at this position, we note the proponent's statement that the "intent of the [p]roposal is that the executive compensation reforms urged in the [p]roposal remain in effect so long as the company participates in the TARP." By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms.

Because the proponent's response to the company's no-action request argued for an interpretation contrary to the proposal's apparent meaning, the proposal was deemed excludable as vague and indefinite. Similarly, in *The Ryland Group, Inc.* (avail. Feb. 7, 2008), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) where the resolved clause sought an advisory vote on the executive compensation policies included in the Compensation Discussion and Analysis and on approval of the board Compensation Committee Report, yet the proponent's correspondence stated that the effect of the proposal would be to provide a vote on the adequacy of the disclosures in the Compensation Discussion and Analysis. *See also Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring with the exclusion of a similar proposal where the supporting statement resulted in vague and misleading statements as to the effect of implementing the proposal).

Similarly, the Response Letter's interpretation of the Proposal is not evident from the terms of the Proposal or its supporting statement. The Proposal requests a policy requiring the Chairman of the Board to be an independent director, with "[c]ompliance . . . waived if no independent director is available and willing to serve as Chair." However, the Response Letter asserts that the policy requested by the Proposal would "yield when having an independent Chair is not feasible" (emphasis added). Therefore, the Proponent states that the Proposal is intended to excuse compliance in any situation where it is "not feasible" to have an independent Chairman, including in situations where a previously independent Chairman loses his or her independence. The Response Letter also states that it is an error to read the language in the Proposal seeking a policy "to require" that the Chairman be independent "as requiring the Board to ensure continuing independence at all times."

However, neither the Proposal itself nor its supporting statement provides the flexibility that the Response Letter argues is inherent in the Proposal. Instead, by its terms, the Proposal requests a policy requiring an independent Chairman at all times, except in instances where no independent director is "available and willing" to serve as Chairman. Accordingly, as noted above, in a situation where a previously independent Chairman loses his or her independence and another independent director is in fact "available and willing" to serve as a replacement, the Company would be in violation of the policy requested until the Board is able to elect a new independent Chairman. The Proponent asserts in the Response Letter that the Proposal is intended to excuse compliance in such a scenario, but that intention is not evident from the terms of the Proposal itself.

Thus, as with the proposal in *SunTrust Banks*, because the Response Letter interprets the requirements of the Proposal in an expansive manner that is unsupported by the Proposal's own terms, it is not possible for a shareowner voting on the Proposal to determine exactly what compliance with the Proposal's requested policy would require. As a result, shareowners voting on the Proposal might each interpret it differently, such that any action the

Company ultimately takes to implement the Proposal could be significantly different from the actions shareowners envisioned when voting on the Proposal. *See Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations).

Consistent with Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing, we respectfully request that the Staff reconsider its January 23, 2013 response and concur in the exclusion of the Proposal from the Company's 2013 Proxy Materials. In addition, we respectfully inform the Staff that the Company currently plans to begin printing the 2013 Proxy Materials on or about March 8, 2013, and we would appreciate receiving a response before that date.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent

GIBSON DUNN

to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

cc: Lori Zyskowski, General Electric Company
Charles Jurgonis, AFSCME Employees Pension Plan
Rev. Seamus P. Finn OMI, Missionary Oblates of Mary Immaculate
W. Esther Ng, Congregation of the Sisters of Charity of the Incarnate Word
Sr. Patricia Regan, Congregation of Divine Providence, Inc.
Lou Whipple, Benedictine Sisters of Mount St. Scholastica
Sr. Henry Marie Zimmermann, Benedictine Sisters of Virginia

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